# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hawkeye Systems, Inc., CIK 0001750777
CUSIP: 420198103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 7401 Carmel Executive Park Drive, Suite 315, Charlotte, North Carolina (NC), 28226
Date of event which requires filing of this statement: 06/03/2026
Filed by CIK 0002126738
Persons authorized to receive notices and communications: Martin Sumichrast, 7401 Carmel Executive Park Drive #315, Charlotte, North Carolina (NC), 28226, 704-904-4999

## Reporting persons
- Hawkeye HoldCo LLC (CIK 0002126738): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 242,017,296; shared voting power 0; sole dispositive power 242,017,296; shared dispositive power 0; aggregate amount beneficially owned 242,017,296 (90.1% of the class)
  Comment: The shares listed above represent 242,017,296 shares of common stock held by Hawkeye Holdco LLC ("HH"). As MCIMAC, LLC ("MCIMAC") serves as manager of HH and Martin Sumichrast ("Mr. Sumichrast") serves as manager of MCIMAC, each of MCIMAC and Mr. Sumichrast may be deemed to have sole voting and dispositive power over the shares of common stock and are deemed to be the beneficial owners of such shares of common stock.
  
  The percentage in Item 13 is based on 266,052,926 shares of common stock outstanding pursuant to a representation made by Hawkeye Systems, Inc. (the "Issuer") as of June 3, 2026.
- MCIMAC, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: affiliate funds (AF); sole voting power 242,017,296; shared voting power 0; sole dispositive power 242,017,296; shared dispositive power 0; aggregate amount beneficially owned 242,017,296 (90.1% of the class)
  Comment: The shares listed above represent 242,017,296 shares of common stock held by HH. As MCIMAC serves as manager of HH and Mr. Sumichrast serves as manager of MCIMAC, each of MCIMAC and Mr. Sumichrast may be deemed to have sole voting and dispositive power over the shares of common stock and are deemed to be the beneficial owners of such shares of common stock.
  
  The percentage in Item 13 is based on 266,052,926 shares of common stock outstanding pursuant to a representation made by the Issuer as of June 3, 2026.
- MARTIN A. SUMICHRAST (CIK 0001427722): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 242,017,096; shared voting power 0; sole dispositive power 242,017,096; shared dispositive power 0; aggregate amount beneficially owned 242,017,296 (90.1% of the class)
  Comment: The shares listed above represent 242,017,296 shares of common stock held by HH. As MCIMAC serves as manager of HH and Mr. Sumichrast serves as manager of MCIMAC, each of MCIMAC and Mr. Sumichrast may be deemed to have sole voting and dispositive power over the shares of common stock and are deemed to be the beneficial owners of such shares of common stock.
  
  The percentage in Item 13 is based on 266,052,926 shares of common stock outstanding pursuant to a representation made by the Issuer as of June 3, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Hawkeye Systems, Inc.
Address of issuer's principal executive offices: 7401 Carmel Executive Park Drive, Suite 315, Charlotte, North Carolina (NC), 28226
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Hawkeye Holdco LLC ("HH"), MCIMAC, LLC ("MCIMAC") and Martin Sumichrast ("Mr. Sumichrast") (together, the "Reporting Persons").
Residence or business address: The address of the Reporting Persons is: 7401 Carmel Executive Park Drive #315, Charlotte, NC 28226
Present principal occupation or employment: The principal business of each of HH and MCIMAC is serving as a single purpose holding company. Mr. Sumichrast is a business executive.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Except as set forth below, the Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

On April 29, 2024, a final judgment was entered in the matter in Securities and Exchange Commission v. Martin Sumichrast, by the United States District Court for the Western District of North Carolina, Charlotte Division, pursuant to which Mr. Sumichrast, without admitting or denying the allegations against him, was permanently restrained and enjoined from violating Sections 206(2) and 206(3) of the Investment Advisers Act of 1940 by, if acting as an investment adviser with the meaning of Section 202(a)(11) of the Advisers Act by, if acting as an investment adviser within the meaning of Section 202(a)(11) of the Advisers Act, directly or indirectly, by use of the mails or instrumentality of interstate commerce: (a) engaging in transactions, practices or courses of business which operate as a fraud or deceit upon a client or prospective client, or (b) while acting as a principal for his own account, knowingly selling securities to, and/or purchasing securities from, a client without first disclosing to such client in writing before the completion of such transaction the capacity in which he is acting and obtaining the consent of the client to such transaction. In addition, Mr. Sumichrast agreed to pay total disgorgement of profits, prejudgment interest and penalties of $350,000, which has been paid in full.
Citizenship: HH is a limited liability company formed in Wyoming. MCIMAC is a limited liability company formed in Wyoming. Mr. Sumichrast is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used by HH to purchase the warrants were from the working capital of HH.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by adding the following:

On June 1, 2026, HH converted a $2,767,756 principal amount convertible Note issued by the Issuer into 23,064,634 shares of common stock pursuant to the terms of the note.

On June 3, 2026, HH purchased a Common Stock Purchase Warrant (the "Warrant"), from the Company for an aggregate purchase price of $2,218,786. The Warrant was exercisable to purchase 221,878,595 shares of Company common stock, at a purchase price of $.01 per share.

On June 11, 2026, pursuant to the terms of the Warrant, HH exercised the Warrant, on a "cashless" basis and was assigned 218,952,662 shares of common stock before March 31, 2027, at an exercise price of $0.01 per share.

As a substantial owner of shares in the Issuer, HH may have influence over the corporate activities of the Issuer that require the vote of the shareholders of the Issuer, including those that may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization of the Issuer, ownership structure, organizational documents, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares securities of the Issuer, and/or selling some or all of the Reporting Persons' securities in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Common Stock reported owned by each Reporting Person is based upon approximately 266,052,926 shares of Common Stock outstanding as of June 3, 2026. As of the date hereof, each Reporting Person may be deemed to beneficially own 90.1% of the outstanding shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Because MCIMAC is the manager of HH and Mr. Sumichrast is the manager of MCIMAC, each of Mr. Sumichrast and MCIMAC are deemed to have sole voting and dispositive power over the 242,017,296 shares of Common Stock directly beneficially owned by HH.
Transactions in the class effected during the past sixty days: The Reporting Persons have not made any transactions in the Common Stock within the past 60 days other than as provided in Item 4 above, including Item 4 of the Schedule 13D, including all amendments thereto.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the disclosure in Item 4 and Item 5 above, which is incorporated into this Item 6, and see the joint filing agreement of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement (incorporated by reference herein to Exhibit 99.1 of the Schedule 13D filed by the Reporting Persons on April 8, 2026.

99.2 - [Intentionally Omitted]

99.3 - Investor Rights Agreement dated April 1, 2026 - Joint Filing Agreement (incorporated by reference herein to Exhibit 99.3 of the Schedule 13D filed by the Reporting Persons on April 8, 2026).

## Signatures
- Hawkeye HoldCo LLC: /s/ Martin Sumichrast, Martin Sumichrast, Manager of MCIMAC, LLC (06/16/2026)
- MCIMAC, LLC: /s/ Martin Sumichrast, Martin Sumichrast, Manager (06/16/2026)
- MARTIN A. SUMICHRAST: /s/ Martin A. Sumichrast, Martin A. Sumichrast (06/16/2026)